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SEP 06 2022
Washington, DC

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-67134

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING July 1, 2021 (MM/DD/YY) AND ENDING June 30, 2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Tobin & Company Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

215 North Pine Street Suite 501
(No. and Street)

Charlotte (City) NC (State) 28202 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Justine Tobin (Name) 704-334-2772 (Area Code – Telephone Number) justine@tobinandco.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David B. Lundgren & Company CPAs, Chtd.
(Name – if individual, state last, first, and middle name)

505 North Mur-Len Road (Address) Olathe (City) KS (State) 66062 (Zip Code)

1/5/2015 (Date of Registration with PCAOB)(if applicable) 6075 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Justine Tobin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Tobin & Company Securities LLC, as of June 30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KAITLYN M. EARP NOTARY PUBLIC MY COMMISSION EXPIRES APRIL 17, 2027 MECKLENBURG COUNTY, NC

Signature: [signature]

Title: Executive Representative

Kaitlyn M. Earp
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Tobin & Company Securities LLC

Report on Financial Statement

As of June 30, 2022

Filed as PUBLIC pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

Page

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Tobin & Company Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Tobin & Company Securities, LLC as of June 30, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Tobin & Company Securities, LLC as of June 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Tobin & Company Securities, LLC's management. Our responsibility is to express an opinion on Tobin & Company Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tobin & Company Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedule I has been subjected to audit procedures performed in conjunction with the audit of Tobin & Company Securities, LLC's financial statements. The supplemental information is the responsibility of Tobin & Company Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I is fairly stated, in all material respects, in relation to the financial statements as a whole.

David Lundgren & Co

We have served as Tobin & Company Securities, LLC's auditor since 2022.

Olathe, Kansas
August 17, 2022

Tobin & Company Securities LLC

Statement of Financial Condition

As of June 30, 2022

Assets		
Current assets:		
Cash	$	163,738
Accounts receivable		82,383
Prepaid expenses		20,800
Total current assets	$	266,921
Liabilities and member's equity		
Current liabilities:		
Accounts payable	$	2,628
Unearned income and deposits		95,864
Total current liabilities		98,492
Member's equity:		
Member Equity		168,429
Total member's equity		168,429
Total liabilities and member's equity	$	266,921

See Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies and Activities

These financial statements were prepared on the basis of accounting principles generally accepted in the United States of America. The more significant of these principles used are described as follows:

Business activity and regulation:

Tobin & Company Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company is a wholly owned subsidiary of Tobin & Company Investment Banking Group LLC (the "Parent"). The Company is a North Carolina limited liability company licensed in Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, United States Virgin Islands, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin and Wyoming. As a registered broker-dealer, the Company primarily represents clients in capital-raise related activities composed primarily of private placement transactions structured as the sale of corporate stock or other securities. The Company also represents clients in merger and acquisition related activities composed of sell-side and buy-side transactions structured as the sale or purchase of corporate stock or other securities. The Company does not maintain custody of client funds nor engage in firm trading, brokerage activities or securities underwriting.

Cash and Cash Equivalents:

The Company maintains cash deposits with financial institutions that are federally insured by the Federal Deposit Insurance Corporation ("FDIC"), as of June 30, 2022. The Company considers all investments with an original maturity of 90 days or less to be cash equivalents.

Accounts Receivable:

Accounts receivable consist of fees or reimbursable expenses due from clients. The Company has not set up an allowance for doubtful accounts because, historically, accounts receivable have been collectable.

Fees income:

The Company's revenues are generated primarily through providing private placement related advisory services. The Company receives non-refundable retainer fees to compensate for the substantial research and analysis performed as part of the engagement. The Company recognizes these non-refundable advisory fees upon billing as they are in no way tied to the completion of a transaction. The remainder of any fee revenue generated by the Company is recognized upon the closing of a transaction.

Other revenues relate primarily to providing compliance services to registered representatives who choose the Company to assist them with regulatory compliance matters. The Company charges monthly retainer fees which are typically collected upfront on an annual basis under terms of agreements in place with the representatives.

Performance obligations in the Company's engagements vary dependent on the contract. Non-refundable fees include due diligence fees and monthly retainer fees in each managing broker dealer engagement. Non-refundable fees also include monthly retainer fees which are prepaid by the registered representatives on an annual basis. Transaction fees require a performance obligation of approval individual investors in managing broker dealer offerings. These fees are recognized as revenue when the issuer is invoiced on generally monthly basis after the performance obligation is satisfied. Some revenue is not recognized until the entire offering is approved and closed.

Distributions to Registered Representatives:

The Company contracts with registered representatives who close securities transactions through the Company. Success fees are paid to the Company by the issuer of the securities and the Company distributes those fees, less its commission and related expenses, to the registered representatives.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair value of assets and liabilities:

The carrying amounts of all financial instruments approximate their estimated fair values in the accompanying statement of financial condition.

Contingent Liability:

At June 30, 2022, the Company was a defendant in stayed arbitrations and litigation wherein there were unbilled fees of $149,563.40 with the Company's legal counsel. The Company is fully indemnified in both matters resulting from investors claims. The Company views this amount as a contingent liability that is offset by a contingent receivable from the former registered representative who has indemnified the Company, who is the ultimate subject of these claims.

Recently issued accounting pronouncements:

Accounting standards that have been issued or proposed by the Financial Accounting Standards Board ("FASB") or other standards-setting bodies are not expected to have a material impact on the Company's financial position, results of operations or cash flows. FASB has issued guidance for the recognition of revenue from contracts and engagements with clients. The core principal of the guidance is that an entity should recognize revenue to reflect the transfer services to clients in an amount equal to the consideration that the Company receives or expects to receive. The Company believes that it complies with this guidance.

Note 2. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2022, the Company had net capital of $65,246 which was $60,246 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 150.95 to 1 at June 30, 2022.

Note 3. Income Tax Status

The Company is classified as a limited liability company for federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Company. Taxable income or loss is reported in the income tax return of its member.

Management has determined that the Company has no uncertain tax positions that would require the Company to record a liability for unrecognized tax benefits. The Company's income tax returns have not been examined.

Fiscal years ending on or after December 31, 2018 remain subject to examination by federal and state tax authorities.

Note 4. Commitments, Contingencies or Guarantees

Management is not aware of any commitments, contingencies or guarantees that might result in a loss or future obligation other than the following.

At June 30, 2022, the Company was a defendant in stayed arbitrations and litigation wherein there were unbilled fees of $149,563.40 with the Company's legal counsel. The Company is fully indemnified in both matters regarding the claims. The Company views this amount as a contingent liability that is offset by a contingent receivable from the former registered representative who has indemnified the Company and is the ultimate subject of these claims. Potential recovery of this contingent liability exceeds the amount of the contingent liability.

The 2019 novel coronavirus (or "COVID-19") has adversely affected, and may continue to adversely affect, economic activity globally, nationally and locally. It is unknown the extent to which COVID-19 may spread, may have a destabilizing effect on financial and economic activity and may increasingly have the potential to negatively impact the Company's and its customers' costs, demand for the Company's products and services and the U.S. economy. These conditions could adversely affect the Company's business, financial condition and results of operations. Further, COVID-19 may result in health or other government authorities requiring the closure of the Company's operations or other businesses of the Company's customers and suppliers, which could significantly disrupt the Company's operations and the operations of the Company's customers. The extent of the adverse impact of the COVID-19 outbreak on the Company cannot be predicted at this time.

Note 5. Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. Management has reviewed events occurring through the date of the financial statements were available to be issued and no subsequent events occurred requiring accrual or disclosure.